UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated May 16, 2012, announcing the Company's financial and operating results for the first quarter ended March 31, 2012.

Attached as Exhibit 2 is a copy of the Company's consolidated financial statements and related notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: May 17, 2012	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

CONTACTS:
Aegean Marine Petroleum Network Inc.	Investor Relations:
(212) 763-5665	The IGB Group
investor@ampni.com	Leon Berman, Principal
(212) 477-8438

Aegean Marine Petroleum Network Inc.
Announces First Quarter 2012 Financial Results

Company Continues to Execute Strategy Aimed at Enhancing Profitability as Gross Spread Increases for Fifth Consecutive Quarter

PIRAEUS, Greece, May 16, 2012 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced financial and operating results for the first quarter ended March 31, 2012.

First Quarter and Year-to-Date Highlights

•	Recorded sales volumes of 2,461,230.
•	Expanded gross profit to $76.4 million.
•	Reported operating income of $13.4 million.
•	Increased net income attributable to AMPNI shareholders to $6.0 million or $0.13 basic and diluted earnings per share.
•	Expanded EBITDA (as defined in note 1) to $22.5 million in Q1 2012.
•	Completed newbuild program with the delivery of the Symi in April 2012.
•	Formed strategic alliance extending global reach to mainland China.

The Company recorded net income attributable to AMPNI shareholders for the three months ended March 31, 2012 of $6.0 million, or $0.13 basic and diluted earnings per share. For purposes of comparison, the Company reported net income of $4.0 million, or $0.09 basic and diluted earnings per share, for the three months ended March 31, 2011. The weighted average basic and diluted shares outstanding for the three months ended March 31, 2012 were 45,438,383. The weighted average basic and diluted shares outstanding for the three months ended March 31, 2011 were 46,266,117.

Total revenues for the three months ended March 31, 2012, increased by 12.3% to $1,810.9 million compared to $1,611.9 million for the same period in 2011. For the three months ended March 31, 2012, sales of marine petroleum products increased by 12.1% to $1,799.3 million compared to $1,605.4 million for the year-earlier period. Gross profit, which equals total revenue less directly attributable cost of revenue increased by 19.0% to $76.4 million in the first quarter of 2012 compared to $64.2 million in the year-earlier period.

For the three months ended March 31, 2012, the volume of marine fuel sold decreased by 9.7% to 2,461,230 metric tons as compared to 2,726,237 metric tons in the year-earlier period as the Company maintained its focus on executing transactions with creditworthy counterparties.

1

Operating income for the first quarter of 2012 increased to $13.4 million as compared to $9.8 million for the same period in 2011. Operating expenses, excluding directly attributable cost of revenue, increased by $8.6 million, or 15.8%, to $63.0 million for the three months ended March 31, 2012 as compared to $54.4 million for the same period in 2011. This increase was principally due to an expanded logistics infrastructure.

E. Nikolas Tavlarios, President, commented, "Our results for the first quarter reflect the continued progress Aegean has achieved implementing its strategy aimed at steadily increasing profitability during a challenging market environment. For the three months ended March 31, 2012, we improved gross spread for the fifth consecutive quarter as we remain focused on executing transactions in a disciplined manner with creditworthy counterparties, streamlining our global operations and capitalizing on the demand for our comprehensive services. Consistent with our objective to expand Aegean's worldwide integrated marine fuel logistics chain, we recently completed our previously announced newbuilding program, a major milestone that further strengthens our Company's leading industry brand. We also entered into a strategic alliance that effectively extends our global reach to mainland China without incrementally increasing capital expenditures. With one of the largest double-hull bunkering delivery fleets in the world, combined with our increasing global scale, we have enhanced Aegean's potential to generate significant operating leverage and drive future earnings growth."

Liquidity and Capital Resources

As of March 31, 2012, the Company had cash and cash equivalents of $29.8 million and working capital of $77.2 million. Non-cash working capital, or working capital excluding cash and debt, was $541.2 million as of December 31, 2011.

Net cash used in operating activities was $28.7 million for the three months ended March 31, 2012.  Net income, as adjusted for non-cash items, was $19.5 million for the period.

Net cash used in investing activities was $11.0 million for the three months ended March 31, 2012, mainly due to the advances for other fixed assets under construction.

Net cash provided by financing activities was $0.3 million for the three months ended March 31, 2012, primarily driven by the increase in net borrowings.

As of March 31, 2012, the Company had $223.2 million in available liquidity, which includes unrestricted cash and cash equivalents and available undrawn amounts under the Company's working capital facilities, to finance working capital requirements.

Spyros Gianniotis, Chief Financial Officer, stated, "During the first quarter, we utilized our substantial liquidity, which includes more than $940 million in total working capital credit facilities, to manage higher bunkering fuel prices and continue to provide first-rate service to credit worthy customers. Our strong financial foundation, combined with the ongoing support we have received from our lending group, provide a competitive advantage that assists Aegean in meeting the significant working capital requirements in the global marine fuel supply industry. Going forward, we will continue to strengthen our balance sheet as we seek opportunities to increase profitability in our existing locations and further expand our vast network by entering new and attractive markets for the benefit of shareholders."

2

Subsequent to the quarter ended March 31, 2012, the Company sold the Vera, a single hull bunkering tanker and the Fos a floating storage facility.  With these separate transactions, the Company recorded a book loss of $4.7 million while generating cash proceeds of approximately $5.8 million and eliminating annual operating expenses of nearly $5 million related to these vessels.

3

Summary Consolidated Financial and Other Data (Unaudited)

	For the Three Months Ended March 31,
	2011	2012

Income Statement Data:
Revenues - third parties	$1,594,280	$1,792,925
Revenues - related companies	17,627	17,990
Total revenues	1,611,907	1,810,915
Cost of revenue (exclusive of items shown separately below) - third parties	1,466,524	1,648,321
Cost of revenue (exclusive of items shown separately below) – related companies	81,216	86,193
Total cost of sales	1,547,740	1,734,514
Gross profit	64,167	76,401
Selling and distribution	47,243	55,560
General and administrative	6,771	7,060
Amortization of intangible assets	353	376
Loss on sale of vessels, net	20	-
Operating income	9,780	13,405
Net financing cost	(5,729)	(8,553)
Foreign exchange gains, net	322	1,654
Income taxes	(329)	(225)
Net income	4,044	6,281
Less income attributable to non-controlling interest	-	276
Net income attributable to AMPNI shareholders	$4,044	$6,005
Basic earnings per share (U.S. dollars)	$0.09	$0.13
Diluted earnings per share (U.S. dollars)	$0.09	$0.13
EBITDA(1)	$17,369	$22,532
Other Financial Data:
Gross spread on marine petroleum products(2)	$61,664	$68,927
Gross spread on lubricants(2)	508	746
Gross spread on marine fuel(2)	61,156	68,181
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	22.4	27.7
Net cash used in operating activities	$52,759	$28,658
Net cash used in investing activities	10,883	10,978
Net cash provided by financing activities	10,432	303
Sales Volume Data (Metric Tons): (3)
Total sales volumes	2,726,237	2,461,230
Other Operating Data:
Number of owned bunkering tankers, end of period(4)	54.0	58.0
Average number of owned bunkering tankers(4)(5)	53.6	58.0
Special Purpose Vessels, end of period(6)……………	1.0	1.0
Number of owned storage facilities, end of period(7)	8.0	8.0

4

Summary Consolidated Financial and Other Data (Unaudited)
	As of December 31, 2011	As of March 31, 2012

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	68,582	29,791
Gross trade receivables	526,450	539,048
Allowance for doubtful accounts	(1,354)	(3,210)
Inventories	204,057	244,910
Current assets	851,991	866,785
Total assets	1,472,438	1,489,792
Trade payables	250,810	256,097
Current liabilities (including current portion of long-term debt)	650,810	789,558
Total debt	706,916	708,423
Total liabilities	992,896	1,003,502
Total stockholder's equity	479,542	486,290

Working Capital Data:
Working capital(8)	201,181	77,227
Working capital excluding cash and debt(8)	497,925	541,185

1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Three Months Ended
	March 31,
	2011	2012

Net income attributable to AMPNI shareholders	4,044	6,005

Add: Net financing cost	5,729	8,553
Add: Income tax expense	329	225
Add: Depreciation and amortization	7,267	7,749

EBITDA	17,369	22,532

5

2.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the custom arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider.Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended March 31
	2011	2012

Sales of marine petroleum products	1,605,351	1,799,329
Less: Cost of marine petroleum products sold	(1,543,687)	(1,730,402)
Gross spread on marine petroleum products	61,664	68,927
Less: Gross spread on lubricants	(508)	(746)
Gross spread on marine fuel	61,156	68,181

Sales volume of marine fuel (metric tons)	2,726,237	2,461,230

Gross spread per metric ton of marine fuel sold (U.S. dollars)	22.4	27.7

3.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company's markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Ghana, Vancouver, Montreal, Mexico, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas, Cape Verde, Tenerife, Panama and Greece, where the Company conducts operations through its related company, Aegean Oil.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.   This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

6

7.
As of March 31, 2012 the Company operated two Panamax tankers, the Fos II and the Aeolos, and one Aframax tanker, the Leader as floating storage facilities in Ghana, Gibraltar and United Arab Emirates. Additionally, the Company operates a barge, the Mediterranean, as a floating storage facility in Greece and a small tanker, the Tapuit, as a floating storage facility in Northern Europe.  The Company also has on-land storage facilities in Portland, Las Palmas and Panama.

The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

First Quarter 2012 Dividend Announcement
On May 16, 2012, the Company's Board of Directors declared a first quarter 2012 dividend of $0.01 per share payable on June 13, 2012 to shareholders of record as of May 30, 2012. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on Thursday, May 17, 2012 at 8:30 a.m. Eastern Time, to discuss its first quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (888) 811-5436 (for U.S.-based callers) or (913) 312-0377 (for international callers) and enter the passcode: 7464610.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through May 31, 2012 by dialing (888) 203-1112 or (for U.S.-based callers) or (719) 457-0820 (for international callers) and enter the passcode: 7464610.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 19 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, Tenerife, Cape Verde and Panama. The Company has also formed a strategic alliance to extend its global reach to China. To learn more about Aegean, visit http://www.ampni.com.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

7

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

8

Exhibit 2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND MARCH 31, 2012
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2011	March 31, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$68,582	29,791
Trade receivables, net of allowance for doubtful accounts of $1,354 and $3,210, as of December 31, 2011 and March 31, 2012 respectively	525,096	535,838
Due from related companies	16,128	20,362
Derivative asset	1,219	-
Inventories	204,057	244,910
Prepayments and other current assets net of allowance for doubtful accounts of $0 and $770, as of December 31, 2011 and March 31, 2012 respectively	31,573	29,392
Restricted cash	5,336	6,492
Total current assets	851,991	866,785

FIXED ASSETS:
Advances for vessels under construction and acquisitions	11,553	12,853
Advances for other fixed assets under construction	40,746	49,137
Vessels, cost	545,684	545,684
Vessels, accumulated depreciation	(71,244)	(76,703)
Other fixed assets, net	13,166	13,168
Total fixed assets	539,905	544,139

OTHER NON-CURRENT ASSETS:
Deferred charges, net	19,602	18,070
Intangible assets	20,023	19,647
Goodwill	37,946	37,946
Deferred tax asset	2,813	3,046
Other non-current assets	158	159
Total assets	1,472,438	1,489,792
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term borrowings	349,234	355,758
Current portion of long-term debt	21,428	144,483
Trade payables to third parties	222,263	229,428
Trade payables to related companies	28,547	26,669
Other payables to related companies	2,131	3,103
Derivative liability	-	191
Accrued and other current liabilities	27,707	29,926
Total current liabilities	650,810	789,558

OTHER NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	336,254	208,182
Deferred tax liability	2,906	2,940
Derivative liability	385	449
Other non-current liabilities	2,541	2,373
Total non-current liabilities	342,086	213,944

COMMITMENTS AND CONTINGENCIES	-	-

AMPNI STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2011 and March 31, 2012; 48,196,870 shares issued and 46,229,231 shares outstanding, at December 31, 2011 and March 31, 2012	482	482
Treasury stock $0.01 par value; 1,967,639 shares, repurchased at December 31, 2011 and March 31, 2012	(29,308)	(29,308)
Additional paid-in capital	341,154	342,083
Retained earnings	165,734	171,277
Total AMPNI stockholders' equity	478,062	484,534

Non-controlling interest	1,480	1,756
Total permanent equity	479,542	486,290
Total liabilities and equity	1,472,438	1,489,792

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2012
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Three Months Ended March 31,
	2011	2012

Revenues
Revenues – third parties	$1,594,280	$1,792,925
Revenues – related companies	17,627	17,990

Total Revenues	1,611,907	1,810,915

Cost of Revenues
Cost of revenues– third parties	1,466,524	1,648,321
Cost of revenues – related companies	81,216	86,193

Total Cost of Revenues	1,547,740	1,734,514

Gross Profit	64,167	76,401

OPERATING EXPENSES:
Selling and Distribution	47,243	55,560
General and Administrative	6,771	7,060
Amortization of intangible assets	353	376
Loss on sale of vessels, net	20	-

Total operating expenses	54,387	62,996

Operating income	9,780	13,405

OTHER INCOME/(EXPENSE):
Interest and finance costs	(5,736)	(8,582)
Interest income	7	29
Foreign exchange gains, net	322	1,654
	(5,407)	(6,899)

Income before provision for income taxes	4,373	6,506

Income taxes	(329)	(225)

Net income	$4,044	$6,281
Net income attributable to non-controlling interest	-	276
Net income attributable to AMPNI shareholders	$4,044	$6,005

Basic earnings per common share	$0.09	$0.13
Diluted earnings per common share	$0.09	$0.13

Weighted average number of shares, basic	46,266,117	45,438,383
Weighted average number of shares, diluted	46,266,117	45,438,383

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2012
(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	Three Months Ended March 31,
	2011	2012
Cash flows from operating activities:
Net income	$4,044	$6,281
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	5,171	5,599
(Release of)/ additions to doubtful accounts	(15)	2,626
Share-based compensation	827	929
Amortization	2,381	2,483
Deferred income taxes (benefit)	416	(198)
Unrealized loss on derivatives	-	1,474
Loss on sale of vessels	20	-
Unrealized foreign exchange loss	-	352
(Increase) Decrease in:
Trade receivables	(108,250)	(13,140)
Due from related companies	(6,000)	(4,234)
Inventories	(8,969)	(40,853)
Prepayments and other current assets	(5,671)	1,411
Increase (Decrease) in:
Trade payables	59,265	5,676
Other payables to related companies	2,304	972
Accrued and other current liabilities	3,944	2,772
Other non-current assets	(4)	(1)
Other non-current liabilities	262	99
Payments for dry-docking	(2,484)	(906)
Net cash used in operating activities	(52,759)	(28,658)

Cash flows from investing activities:
Advances for vessels under construction	(9,226)	(1,289)
Advances for other fixed assets under construction	(1,540)	(8,391)
Purchase of other fixed assets	(95)	(142)
Increase in restricted cash	(22)	(1,156)
Net cash used in investing activities	(10,883)	(10,978)

Cash flows from financing activities:
Proceeds from long-term debt	9,827	-
Repayment of long-term debt	(61,822)	(5,369)
Repayment of capital lease obligation	(320)	(320)
Net change in short-term borrowings	63,902	6,524
Financing costs paid	(688)	(70)
Dividends paid	(467)	(462)
Net cash provided by financing activities	10,432	303

Effect of exchange rate changes on cash and cash equivalents	-	542

Net change in cash and cash equivalents	(53,210)	(38,791)
Cash and cash equivalents at beginning of period	86,499	68,582
Cash and cash equivalents at end of period	$33,289	$29,791

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)
1.     Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. ("Aegean" or "AMPNI") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2012 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2012.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2011.

The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities.  The carrying value approximates the fair market value for the floating rate loans because interest rates are based on the market rates.

2.     Significant accounting policies:

Except as updated below, the significant accounting policies we use for quarterly financial reporting are the same as those disclosed in Note 2 of the "Notes to the Consolidated Financial Statements" included in the Company's Annual Report on Form 20-F for the year ended December 31, 2011.

Reclassification

Our condensed consolidated statement of income for the three months ended March 31, 2011 has been reclassified to conform to the presentation of the income statement for the three months ended March 31, 2012 which is presented by function and consistently with the implementation of a new reporting system for the Company. This reclassification provides a better representation of our consolidated results of operations according to the industry practice and has no effect on our consolidated financial position, results of operations or cash flows.

The following expense categories were reclassified (see also Note 13 and 14):

Cost of marine petroleum products consists of purchase costs of marine petroleum products and direct receiving costs of marine petroleum products. Cost of voyage revenues consist of voyage expenses and vessel operating expenses attributable to the voyage revenue the Company earns from chartering out of its vessels. These costs include salaries and wages of the crew, depreciation and other operating expenses of the vessels such as repairs, maintenance, stores, spare parts, insurance, consumables and bunkers consumption. Cost of other revenues consists of direct costs of incurring other revenues.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Selling and distribution expenses consist of indirect expenses incurred for selling and distribution and related to the delivery of the products and services to the customers. The general and administrative expenses are presented separately and represent the administrative cost of managing the Company such as the office administrative personnel, the maintenance of the Company's office property, equipment and other fixed assets and its depreciation, and all the general office expenses, professional fees, travel expenses and utilities.

Recently Issued Accounting Standards:

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs", ("ASU 2011-04"). ASU 2011-04 amends Accounting Standards Codification ("ASC") 820, "Fair Value Measurements", ("ASC 820"), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements.  The adoption of ASU 2011-04 on January 1, 2012 did not have an impact on the Company's consolidated financial position or results of operations. The impact on the Company's disclosures was not material.

3.     Trade Accounts Receivables Factoring Agreement

In connection with the factoring agreement, signed on October 17, 2011 and valid for one year, the Company transfers ownership of eligible trade accounts receivable to a third party purchaser without recourse in exchange of cash. Proceeds from the transfer reflect the face value of the account less a discount. The receivables sold pursuant to this factoring agreement are excluded from trade receivables on the consolidated balance sheets and are reflected as cash provided by operating activities on the consolidated statements of cash flows.

The third party purchaser has no recourse to our assets for failure of debtors to pay when due. We sold $186,050 of trade accounts receivable during the period ended March 31, 2012, which is net of servicing fees of $448.

4.     Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2011	March 31, 2012
Held for sale:
Marine Fuel Oil	146,770	197,264

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Marine Gas Oil	53,635	43,711
	200,405	240,975
Held for consumption:
Marine fuel	2,355	2,788
Lubricants	1,063	974
Stores	31	22
Victuals	203	151
	3,652	3,935

Total	204,057	244,910

5.     Advances for Vessels under Construction and Acquisitions:

During the three months ended March 31, 2012, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, January 1, 2012	11,553
Advances for vessels under construction and related costs	1,300
Balance March 31, 2012	12,853

The amounts shown in the accompanying condensed consolidated balance sheets include advance and milestone payments relating to the remaining one shipbuilding contract with a shipyard, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related expenses incurred during the construction period which were capitalized.

As of March 31, 2012 advances for vessels under construction and acquisitions, is analyzed as follows:

			March 31, 2012
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total
Qingdao Hyundai Shipyard
QHS-228	2012	11,868	11,868	985	12,853

As of March 31, 2012 the Company has no remaining obligations under this contract.

6.     Advances for Other Fixed Assets under Construction:

Fujairah in-land storage facility: In July 2010, the Company assumed a 25-year terminal lease agreement from a related party, which will be automatically renewed for an additional 25 years, with the Municipality of Fujairah, and to build an in-land storage facility in the United Arab Emirates with total estimated costs of $105,000. The Company is expected to complete the construction of the new facility until the end of year 2013 and the payment of the contractual amounts will be made with the progress of the construction.  As of March 31, 2012, the Company has paid advances for construction and related costs of the in-land storage facility amounting to $49,137. The contractual obligations arising from signed contracts relating to this project after March 31, 2012 are $26,911 for 2012 and $26,485 for 2013.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

7.     Vessels:

During the three months ended March 31, 2012, the movement of the account vessels was as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2012	545,684	(71,244)	474,440
- Depreciation	-	(5,459)	(5,459)
Balance, March 31, 2012	545,684	(76,703)	468,981

8.     Other Fixed Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Land	Buildings	Other	Total
Cost, December 31, 2011	9,036	3,459	2,639	15,134
- Additions	-	-	142	142
Cost, March 31, 2012	9,036	3,459	2,781	15,276

Accumulated depreciation, December 31, 2011	-	(412)	(1,556)	(1,968)
- Depreciation expense	-	(9)	(131)	(140)
Accumulated depreciation, March 31, 2012	-	(421)	(1,687)	(2,108)

Net book value, December 31, 2011	9,036	3,047	1,083	13,166
Net book value, March 31, 2012	9,036	3,038	1,094	13,168

9.     Deferred Charges:

During the three months ended March 31, 2012, the movement of the account, deferred charges was as follows:

	Dry-docking	Financing Costs	Total
Balance, January 1, 2012	18,257	1,345	19,602
- Additions	505	70	575
- Amortization	(1,773)	(334)	(2,107)
Balance, March 31, 2012	16,989	1,081	18,070

The amortization for dry-docking costs is included in cost of revenue and in selling and distribution cost in the accompanying condensed consolidated statements of income, according to their function. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

10.  Goodwill and intangible assets:

Goodwill: Goodwill identified represents the purchase price in excess of the fair value of the identifiable net assets of the acquired business at the date of acquisition. The Company tests for impairment at least annually (as of December 31), or more frequently if impairment indicators arise, using a two step process. The first step identifies potential impairment by comparing the estimated fair value of a reporting unit with its book value including goodwill. If the fair value exceeds the carrying amount, goodwill is not impaired and the second step is not necessary. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied fair value of goodwill is less than the carrying amount, a write-down is recorded.

The decline in our stock price such that the market capitalization was lower than the consolidated net book value as of March 31, 2012 indicated the need for an interim impairment assessment. The Company calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the implied fair value of goodwill exceeded the book value. The discounted cash flows calculation is subject to management judgment related to revenue growth, capacity utilization, the weighted average cost of capital (WACC), of approximately 7%, and the future price of marine fuel products. No impairment loss was recorded at March 31, 2012.

Intangible assets: The Company has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Portland subsidiary, the Las Palmas and Panama sites and a non-compete covenant acquired with the Verbeke business. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis over their useful life.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Concession agreements	Non-compete covenant	Total

Cost as per	December 31, 2011	19,797	3,365	23,162
	March 31, 2012	19,797	3,365	23,162
Accumulated Amortization as per	December 31, 2011	(2,234)	(905)	(3,139)
	March 31, 2012	(2,481)	(1,034)	(3,515)
NBV as per	December 31, 2011	17,563	2,460	20,023
	March 31, 2012	17,316	2,331	19,647
Amortization Schedule	2012	741	388	1,129
	2013	988	517	1,505
	2014	988	517	1,505
	2015	988	517	1,505
	2016	988	392	1,380
	Thereafter	12,623	-	12,623

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

11.  Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheet as follows:

Loan Facility	December 31, 2011	March 31, 2012
Short-term borrowings:
Revolving overdraft facility 3/30/2011	9,915	9,993
Trade credit facility 5/23/2011	102,915	157,997
Revolving credit facility 4/20/2011	58,000	62,000
Revolving credit facility 9/1/2011	51,500	49,000
Revolving credit facility 6/21/2011	123,109	64,832
Receivables credit facility amendment dated 11/15/2011	3,795	11,936
Total short-term borrowings	349,234	355,758
Long-term debt:
Secured syndicated term loan 8/30/2005	27,340	26,740
Secured term loan facility under senior secured credit facility 12/19/2006	22,620	21,920
Secured term loan 10/25/2006	22,473	22,101
Secured term loan 10/27/2006	14,824	14,518
Secured syndicated term loan 10/30/2006	56,230	55,373
Secured term loan 9/12/2008	38,223	37,155
Secured syndicated term loan 4/24/2008	32,698	32,207
Secured syndicated term loan 7/8/2008	8,500	8,000
Secured term loan 4/1/2010	2,455	2,446
Secured term loan 4/1/2010	2,331	2,134
Roll over agreement 4/1/2010	6,988	7,071
Overdraft facility under senior secured credit facility 3/3/2011	123,000	123,000
Total	357,682	352,665
Less: Current portion of long-term debt	(21,428)	(144,483)
Long-term debt, net of current portion	336,254	208,182

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.

As of March 31, 2012, the Company was in compliance with all of its financial covenants.

The annual principal payments of long-term debt required to be made after March 31, 2012 is as follows:

Amount
April 1 to December 31, 2012	16,112
2013	148,983
2014	18,683
2015	18,376
2016	18,276
2017 and thereafter	132,235
352,665

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

12.   Derivatives and fair value measurements:

The Company uses derivative instruments in accordance with its overall risk management strategy.  The change in the fair value of these instruments measured at the mark-to-market prices are recognized immediately through earnings.

The following describes the Company's derivative classifications:

Interest Rate Swap
The Company enters into interest rate swap contracts to economically hedge its exposure to variability in its floating rate long-term debt.  Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amount and maturity.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates to equivalent fixed rates.

As of March 31, 2012, the Company was committed to the following 15 year interest rate swap arrangement with a call option for the bank to terminate it after 5 years duration, on March 31, 2016:

	Interest Rate Index	Principal Amount	Fair Value/Carrying Amount of Liability	Weighted-average remaining term	Fixed Interest Rate

U.S. Dollar-denominated Interest Rate Swap	Euribor	$7,071	$449	14.00	2.35%

The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement.  In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A or better by AAA at the time of the transactions.

The following table presents information about our derivative instruments measured at fair value and their locations on the condensed consolidated balance sheets:

		As of
	Balance Sheet Location	December 31, 2011	March 31, 2012

Fuel pricing contracts	Current derivative assets	1,219	-
	Current derivative liabilities	-	191
Interest rates contracts	Non- current derivative liabilities	385	449

The Company has the right of offset with the counterparty of the fuel pricing contracts, and settles outstanding balances on a quarterly basis.  Therefore, these amounts are presented on a net basis in the condensed consolidated balance sheet.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The following table presents the effect and financial statement location of our derivative instruments on our condensed consolidated statement of income for the three months ended March 31, 2011 and 2012:

		Three months ended March 31,
	Statements of Income Location	2011	2012

Fuel pricing contracts	Cost of revenue - third parties	-	(8,136)
Interest rate contracts	Interest and finance cost	-	(81)
Total		-	(8,217)

The following table sets forth by level our liabilities that are measured at fair value on a recurring basis.  As required by the fair value guidance, liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Fair value measurements at March 31, 2012
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	(449)	-	(449)	-
Fuel pricing contracts	(191)	-	(191)	-

Total	(640)	-	(640)	-

		Fair value measurements at December 31, 2011
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	(385)	-	(385)	-
Fuel pricing contracts	1,219	-	1,219	-

Total	834	-	834	-

Interest rate swaps are valued using pricing models and the Company generally uses similar models to value similar instruments.  Where possible, the Company verifies the values produced by its pricing models to market prices.  The fair value of the interest rate swaps is determined using the discounted cash flow method based on market-based Euribor rates swap yield curves, taking into account current interest rates and the credit worthiness of both the financial institution counterparty and the company. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Fuel pricing contracts are valued using quoted market prices of the underlying commodity. The Company evaluates the prices provided through the forward curves to calculate the mark-to-market valuation of the fuel pricing derivatives. During the period ended March 31, 2012, the Company entered into fuel pricing contracts for 654,218 metric tons.

The Company's derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not require significant management judgment.  Such instruments are classified within Level 2 of the fair value hierarchy.

13.   Revenues and Cost of Revenues:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Three Months Ended March 31,
	2011	2012

Sales of marine petroleum products	1,605,351	1,799,329
Voyage revenues	4,096	5,901
Other revenues	2,460	5,685
Revenues	1,611,907	1,810,915

Cost of marine petroleum products	1,543,687	1,730,402
Cost of voyage revenues	3,778	3,706
Cost of other revenues	275	406
Cost of Revenues	1,547,740	1,734,514

14.  Selling and Distribution:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Three Months Ended March 31,
	2011	2012

Salaries	15,490	16,973
Depreciation	4,342	4,763
Vessel hire charges	3,117	4,332
Amortization of dry-docking costs	1,743	1,655
Vessel operating expenses	11,574	9,740
Bunkers consumption	7,432	10,039
Storage costs	1,730	1,441
Broker commissions	1,032	1,272
Provision for doubtful accounts	48	2,626
Other	735	2,719
Selling and Distribution expenses	47,243	55,560

15.  General and Administrative:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

	Three Months Ended March 31,
	2011	2012

Salaries	3,348	2,935
Depreciation	154	140
Office expenses	3,269	3,985
General and Administrative expenses	6,771	7,060

16.	Commitments and Contingencies:

Lease Commitments: The Company leases certain property under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all non-cancelable operating leases at March 31, 2012 are as follows:

April 1 to December 31, 2012	7,430
2013	13,029
2014	12,930
2015	12,964
2016	12,920
Thereafter	236,278

Total minimum annual payments under all non-cancelable operating leases	295,551

Rent expense under operating leases was $819 and $1,180 for the three months period ended March 31, 2011 and 2012, respectively.

Legal Matters: In November, 2005 an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $1.00 per metric ton over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action. While the plaintiff's action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009.  Plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. In January, 2012, the unrelated party issued new proceedings before the Paris Commercial Court. These proceedings, after further adjournments, are heard on May 7, 2012. Judgment is expected on June 12, 2012. According to the Company this claim is unwarranted and lacking in merit and any outcome of this lawsuit will have a material effect on the Company.

In January 2010, a former director of the Company's Ghanaian subsidiary and a company controlled by him, commenced an action in Ghana against two of the Company's subsidiaries for alleged wrongful termination of such director's directorship and deprivation of an opportunity to hold 70% shares in an oil trading company and 30% shares in a shipping agency allegedly agreed to be formed by the parties. The plaintiffs are seeking a payment of approximately 17 months and damages for breach of trust, extreme mental anguish, pain and suffering, and loss of earnings.  Subsequently the Plaintiff filed a modified claim seeking to join the Company as a 3rd Defendant. In November 2011, the High Court of Justice of Commercial Division in Accra, Ghana, issued its Plaintiff's motion and dismissed same. The Company believes that the plaintiffs' claims are unwarranted and that the outcome of this litigation will have no material effect on the Company.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Various claims, suits, and complains, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying consolidated financial statements.

Environmental and Other Liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1 billion per vessel per incident.

17.  Capital Leases:

The Company leases Barge PT 22 under a capital lease, with a gross amount capitalized of $4,778 and accumulated depreciation of $559 as at March 31, 2012.

The annual future minimum lease payments under the capital lease, of Barge PT 22, together with the present value of the net minimum lease payments required to be made after March 31, 2012, are as follows:

Amount
April 1 to December 31, 2012	950
2013	1,266
2014	422
Total minimum lease payments	2,638
Less: imputed interest	216
Present value of minimum lease payments	2,422
Current portion of capitalized lease obligations	(1,113)
Long-term capitalized lease obligations	1,309

The current portion of the capitalized lease obligations is included in the accrued and other current liabilities in the accompanying condensed consolidated balance sheets while the long-term obligations of the capitalized lease is included in the other non-current liabilities in the accompanying condensed consolidated balance sheets.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

18.  Equity Incentive Plan:
The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the vesting period. The expense is recorded in the general and administrative expenses in the accompanying consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

All grants of non-vested stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company's non-vested shares outstanding for the three months ended March 31, 2012:

	Non-vested Stock	Weighted Average Grant Date Market Price
January 1, 2012	833,074	15.64
Vested	(49,687)	11.38
March 31, 2012	783,387	15.91

The grant-date market prices of the unvested stock are determined by the closing price of the Company's common stock traded on the NYSE on the grant date. Total compensation cost of $929 was recognized and included in the general and administrative expenses in the accompanying condensed consolidated statement of income for the three months ended March 31, 2012.

As of March 31, 2012, there was $5,195 of total unrecognized compensation cost related to share-based compensation awards, which is expected to be recognized as compensation expense over a weighted average period of 1.9 years as follows:

Amount
April 1 to December 31, 2012	2,496
2012	2,084
2013	609
2014	6
5,195

19.	Common Stock, Treasury Stock and Additional Paid-In Capital:

Aegean was formed on June 6, 2005, under the laws of Marshall Islands. The Company's authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any. The Company's board of directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

As of March 31, 2012, the Company had no shares of preferred stock issued and outstanding and had 48,196,870 and 46,229,231 shares of common stock, with a par value of $0.01, issued and outstanding, respectively.

During the three months ended March 31, 2012, the Company declared and paid dividends of $0.01 per share totaling to $462.

In August 2009, the Company authorized and declared a dividend distribution of one preferred share purchase right (a "Right") on each outstanding share of its common stock.  The dividend distribution was made to shareholders of record as of August 14, 2009.  The rights will separate from the common stock and become exercisable upon the earlier of (i) ten days following the public announcement or disclosure that a person or group (an "Acquiring Person") has acquired beneficial ownership, or obtained the right to acquire, 15 percent or more of the outstanding common stock or (ii) ten business days following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such a group or person becoming an Acquiring Person (the "Distribution Date").  On the Distribution Date, each Right holder will be entitled to purchase for $100 (the "Exercise Price") one one-thousandth of a share of a new series of junior participating preferred stock.  In the event that an Acquiring Person acquires more than 15 percent of the outstanding common stock, each Right holder (except the Acquiring Person) will be entitled to purchase at the Exercise Price, shares of common stock having a market value equal to twice the Exercise Price. Any time after the date an Acquiring Person obtains more than 15 percent of the outstanding common shares and before that Acquiring Person acquires more than 50 percent of the outstanding common shares, the Company may exchange each Right owned by all other Rights holders, in whole or in part, for one common share.  The Rights expire on the earliest of (i) August 14, 2019 or (ii) the redemption of the Rights by the Company or (iii) the exchange of the Rights as described above. The Company can redeem the Rights at any time on or prior to the earlier of the tenth business day following the public announcement that a person has acquired ownership of 15 percent or more of the outstanding common shares, or August 14, 2019. The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections.  As of December 31, 2011, no such events had occurred, and no rights have been exercised.

On January 27, 2010, the Company completed a public offering in the United States under the United States Securities Act of 1993. In this respect, 4,491,900 shares of common stock at par value $0.01 were issued for $32.75 per share. The proceeds of the public offering, net of underwriting commissions of $7,355 and net of issuance cost of $707 amounted to $139,047.

Concurrently with the public offering, on May 17, 2010, the Company's Board of Directors approved a plan to purchase 1,000,000 shares from Mr. Dimitris Melisanidis, the Company's Founder and Director of Corporate Development.  These shares were purchased on May 21, 2010, for an aggregate purchase price of $24,680, which has been recorded as Treasury Stock in the condensed consolidated balance sheets as of December 31, 2011 and March 31, 2012.

On July 20, 2011, the Company's Board of Directors approved a share repurchase program for up to 2,000,000 shares of the Company's common stock. The Board will review and may choose to renew the program after a period of 12 months. The Company repurchased 967,639 shares under this program for an aggregate purchase price of $4,628 which has been recorded as Treasury Stock in the condensed consolidated balance sheets as of December 31, 2011 and March 31, 2012.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

20.   Earnings per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 18), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive. At March 31, 2012 the Company excluded 783,387 non vested share awards as anti-dilutive.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Three Months Ended March 31,
	2011	2012

Net and dilutive income attributable to AMPNI shareholders	$4,044	6,005

Less: Dividends declared and undistributed earnings allocated to non-vested shares	(38)	(105)
Basic and diluted income available to common stockholders	$4,006	5,900

Basic weighted average number of common shares outstanding	46,266,117	45,438,383

Add: Dilutive effect of non-vested shares	-	-

Diluted weighted average number of common shares outstanding	46,266,117	45,438,383

Basic earnings per common share	$0.09	$0.13
Diluted earnings per common share	$0.09	$0.13

21.	Income Taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions. The income tax (expense)/ benefit for the periods presented and the respective effective tax rates for such periods are as follows:

	Three Months Ended March 31,
	2011	2012
Current tax expense	(235)	(423)
Net deferred tax benefit/ (expense)	(94)	198
Income tax expense	(329)	(225)

Effective tax rate	24.76%	19.21%

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Our provision for income taxes for each of the three-month periods ended March 31, 2011 and 2012 was calculated for our Belgian and Canadian companies that are subject to federal and state income taxes.

The reconciliation between the statutory tax expense on income from continuing operations to the income tax benefit/ (expense) recorded in the financial statements is as follows:

	Three Months Ended March, 31,
	2011	2012
Income tax expense on profit before tax at statutory rates	(426)	359
Effect of permanent differences	97	(584)
Total tax expense	(329)	(225)

Deferred income taxes that derive from our Belgian subsidiaries, are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting.

22.  Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

      The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

The Company is domiciled in the Marshall Islands but provides no services in that location.  It is impracticable to disclose revenues from external customers attributable to individual foreign countries because where the customer is invoiced is not necessarily the country of domicile.  In addition, due to the nature of the shipping industry, where services are provided on a worldwide basis, the country of domicile of the customer does not provide useful information regarding the risk that this disclosure is intended to address.

The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio.

The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law; shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

23.  Subsequent Events:

Sale of vessel. On April 10, 2012, the Company completed the sale and delivered the vessel Vera, a 3,720 dwt single-hull bunkering tanker, to a third-party purchaser. The vessel was sold for $620, resulting in a loss of $652.

Delivery of newbuilding. On April 11, 2012, the Company took delivery of the vessel Symi, a 6,270 dwt double hull bunkering tanker newbuilding from the Qingdao Hyundai Shipyard in China. The cost of construction of the vessel was $13,311 as of May, 16, 2012.  The Symi will be deployed in the Company's service center in West Africa.

Sale of vessel. On April 19, 2012, the Company completed the sale and delivered the vessel Fos II, a 67,980 dwt double-hull bunkering tanker, to a third-party purchaser. The vessel was sold for $5,310, resulting in a loss of $4,030.